RESIGNATION AS A DIRECTOR AND AN OFFICER

TO: THE BOARD OF DIRECTORS

COFFEE PACIFICA, INC. (the "Company")

The undersigned hereby resigns as a director and an officer of the Company effective immediately.

DATED as of the 28th day of February, 2005.

/s/ Brian J. Inouye

Brian J, Inouye